# Half-Year Report 2002

Ciba

## Ciba Specialty Chemicals further strengthens its position with solid performance

- Second quarter of 2002 outpaces the second quarter of 2001
- Proactive measures pay off
- Net income up in Swiss francs, despite strong adverse currency effect
- Net debt down 46 percent, very strong free cash flow
- Outlook 2002: Higher sales and EBITDA in local currencies and higher net income in CHF expected

**FINANCIAL HIGHLIGHTS** (in millions of Swiss francs, except share and per share data)

**2nd Quarter to 2nd Quarter Comparisons** (unaudited)

| Three months ended June 30, | Q2 2002 | Q2 2001(1) | Change in % |
|---|---|---|---|
| Net sales | **1 876** | 1 930 | 4*/-3 |
| Gross profit | **644** | 626 | 3 |
| Operating income | **224** | 202 | 35*/11 |
| Net income | **116** | 104 | 11 |
| EBITDA(2) | **322** | 321 | 17*/0 |
| EBITDA margin(3) | **17.2%** | 16.6% | |

**First-Half to First-Half Comparisons** (unaudited)

| Six months ended June 30, | H1 2002 | H1 2001(1) | Change in % |
|---|---|---|---|
| Net sales | **3 682** | 3 856 | 0*/-5 |
| Gross profit | **1 246** | 1 255 | -1 |
| Operating income | **426** | 425 | 17*/0 |
| Income from continuing operations | **224** | 220 | 2 |
| Cumulative effects of change in accounting principles, net of tax(4) | **0** | 2 | |
| Net income | **224** | 222 | 1 |
| Earnings per share, basic and diluted | **3.30** | 3.37 | |
| EBITDA(2) | **622** | 659 | 6*/-6 |
| EBITDA margin(3) | **16.9%** | 17.1% | |
| Cash flows from operating activities, before restructuring payments | **493** | 217 | 128 |
| Free cash flow(5) | **277** | 10 | |
| Net debt(6) | **1 738** | 3 238 | -46 |
| Research and development expenditures | **148** | 139 | 6 |
| Number of employees at period end | **19 092** | 20 322 | |

* Percentage change in local currencies.

(1) Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets". On an adjusted basis, excluding goodwill amortization, the first half 2001 operating income would have been CHF 456 million (second quarter CHF 218 million), income from continuing operations CHF 251 million, net income CHF 253 million (second quarter CHF 122 million) and basic and diluted net income per share of CHF 3.84. See Note 8 to condensed consolidated financial statements.

(2) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

(3) EBITDA margin is calculated as EBITDA as a percentage of net sales.

(4) On January 1, 2001, the Company adopted FASB SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment to SFAS No. 133" which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

(5) Free cash flow is calculated as cash flow from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less dividends paid.

(6) Net debt is calculated as the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.

## Dear Shareholders,

I am pleased to report that Ciba Specialty Chemicals is clearly seeing the benefits of the simplified structure we introduced last year. We achieved good results. With our more industry- and customer-focused organization, we have laid a solid foundation to further create value. And, our continuing focus on cost management, asset management and cash generation is showing remarkable results. Both sales and profitability have improved steadily since the low point seen this winter, with particular improvement having come in the second quarter.

**A solid performance in a challenging environment**

The second quarter showed a noticeable improvement over the second quarter of 2001 in local currencies. Sales rose 4 percent, operating income increased 35 percent and EBITDA was 17 percent higher. The EBITDA margin reached 17.2 percent of sales. In Swiss francs, net income was 11 percent higher than a year ago. And, there was a substantial acceleration in both sales and profitability between the first quarter of this year and the second quarter.

For the first half of 2002, we were able to reach the same sales level as last year in local currencies, despite considerably more difficult market conditions. Last year, market conditions were much stronger. Due to the substantial appreciation of the Swiss franc against all major currencies during the first half of this year, sales in Swiss francs were 5 percent lower.

Operating income equaled last year's levels in Swiss francs and net income rose 1 percent, leading to earnings per share, basic and diluted, of CHF 3.30. Over the first six months of the year, EBITDA rose by 6 percent in local currencies (–6 percent in Swiss francs). The EBITDA margin, measured as a percentage of sales, reached 16.9 percent. This is directly attributable to our early and decisive steps to focus on our markets and reduce our cost structure.

In such a challenging market environment, sales for businesses such as Plastic Additives and Coating Effects, which experienced the largest dip in 2001, recovered more powerfully this year. Segments that were not as impacted last year, such as Water & Paper Treatment and Home & Personal Care, were flat. Textile Effects gained market share, despite lower sales.

In line with our targets, we further reduced net debt substantially in the first half of 2002. As a result of our different initiatives, inventories were down, from 24 percent of sales to 20 percent, and receivables were 8 percent lower than the first half of 2001. We generated a significantly increased free cash flow of CHF 277 million, versus CHF 10 million a year ago. This enabled us to reduce our net debt by nearly 50 percent, compared to June 2001. This reduction of CHF 1.5 billion resulted in a net debt of less than CHF 1.75 billion. All of our businesses contributed to these positive results.

On behalf of the Board of Directors and the Executive Committee, I thank you, dear shareholders, for your interest and loyalty and I thank as well all of our Ciba Specialty Chemicals employees for their excellent performance.

**Outlook 2002**

Global market conditions showed first signs of improvement in the first half of 2002, with a noticeable acceleration in the second quarter. The Company expects a further slight recovery of its relevant end user markets in the second half of this year, in spite of risk factors such as the impact of weak stock markets on consumer confidence. Based on these assumptions, the Company expects sales and EBITDA in local currencies to be above the levels of 2001. In Swiss francs, EBITDA should be around last year's level while net income should exceed last year's level, assuming no further worsening of currency exchange rates. Improvements in results are expected both from the effects of a general recovery as well as from the initiatives launched by Ciba Specialty Chemicals early in 2001 to reduce costs and generate cash.

I am confident of the prospects for 2002 for Ciba Specialty Chemicals. I thank you again for your support.

With best regards,

Armin Meyer
Chairman and Chief Executive Officer
Ciba Specialty Chemicals

### Overview

Ciba Specialty Chemicals increased its net income and achieved an EBITDA margin of 16.9 percent in the first half of 2002, despite generally weaker macro economic conditions and significantly less favorable currency rates compared to the previous year.

The Company has seen a sequential quarter-to-quarter improvement in sales and profitability, with a particular acceleration in the second quarter. In fact, the second quarter of 2002 outpaced the second quarter of 2001 in most areas. Coupled with the strong cash flow generation, this provides a solid base going forward.

Sales in the first half of 2002 reached the same level, in local currencies, compared to last year. Sales in Swiss francs fell by 5 percent, to total CHF 3.682 billion, due to significantly adverse currency exchange rates.

Ongoing price erosion was compensated by higher volumes.

The gross profit margin improved from 32.5 percent of sales to 33.8 percent, due to lower raw material costs, coupled with continued improvements in process efficiency and reduced production costs.

Spending on research and development continued to increase, both in absolute terms and as a percentage of sales. Selling, general and administrative expenses remained essentially flat. There were improvements from the "Fit for Growth!" restructuring program, although the Company still incurred one-off costs associated with the reduction of 1230 positions over the past 12 months.

Operating income was flat in Swiss francs, reaching CHF 426 million. Lower personnel costs and a change in accounting for goodwill amortization, as required by U.S. GAAP standards, offset the effect of strongly adverse currency exchange rates.

EBITDA rose 6 percent in local currencies. It reached CHF 622 million (–6 percent in Swiss francs). The EBITDA margin was 16.9 percent of sales (17.1 percent in 2001).

Net income rose 1 percent in Swiss francs, totaling CHF 224 million. Earnings per share, basic and diluted, were CHF 3.30 (CHF 3.37 in 2001).

Strong asset management led to a reduction in inventories (from 24 percent of sales to 20 percent), while receivables were 8 percent lower.

Net debt was reduced by nearly 50 percent, reaching less than CHF 1.75 billion, ahead of Company targets.

Free cash flow totaled CHF 277 million, versus CHF 10 million a year ago. All five Segments contributed to this result. The sale of treasury stock helped to reduce net debt further.

With the previously announced restructuring programs on schedule, the Company expects annual cost savings of more than CHF 70 million. Expense reduction programs are ongoing.

### Detailed Half-Year Results

#### Sales

Sales reached the same level, in local currencies, as achieved during the first half of 2001. However, during the first half of 2002 the Swiss franc strengthened against all major currencies, lowering sales by 5 percent, to CHF 3.682 billion.

Sequential, quarter-to-quarter sales development throughout the first half of 2002 has been strong. Between the fourth quarter of 2001 and the first quarter of 2002, sales increased 5 percent in local currencies (primarily on strength in Europe and the Americas). Sales growth accelerated between the first and second quarters of this year, rising 7 percent in local currencies. With the exception of the Water & Paper Treatment Segment, sales for all Segments increased in Swiss francs between the first and second quarters of this year. In addition, in local currencies, second quarter sales were 4 percent higher than the second quarter of 2001.

Volumes increased 3 percent over the comparable period in 2001. Strongly competitive market conditions – particularly in the Plastic Additives, Coating Effects and Textile Effects Segments – led to an average reduction in prices of 3 percent.

On a regional basis, sales in Europe equaled last year's first-half totals in local currencies. Weakness in major Western European countries was generally offset by a stronger result in both Eastern and Northern Europe.

In the Americas (NAFTA and South America), sales in the first half of 2002 were 2 percent lower in local currencies, compared to the particularly strong first half of 2001.

In Asia-Pacific, sales rose 4 percent in local currencies, due to strength in China and several South East Asian countries. Japan remained weak.

The Company maintained its strong geographical sales balance, with 38 percent of sales coming in Europe, 36 percent in the Americas and 26 percent in Asia-Pacific.

#### Gross Profit

Gross profit was essentially flat in the first half of 2002, compared to year ago levels, reaching CHF 1.246 billion. However, margins improved from 32.5 percent of sales to 33.8 percent. In the second quarter of 2002, gross profit improved by 3 percent compared to 2001, reaching a margin of 34.3 percent. These improvements were due, in large part, to lower raw material prices across all of our businesses coupled with a structurally lower production cost base.

### Operating Income

Operating income rose by CHF 1 million during the first half of 2002, to CHF 426 million. Margins improved from 11.0 percent of sales in the first half of 2001 to 11.6 percent this year, with the margin in the second quarter reaching 12.0 percent.

Spending on research and development increased by 6 percent, to CHF 148 million (4.0 percent of sales, as compared to 3.6 percent in the first half of 2001). This reflected both increased spending and, in part, the previously announced introduction of the CHF 10 million Ciba Specialty Chemicals Research Fund to finance new and far-reaching projects.

Selling, general and administration expenses were CHF 4 million higher than a year ago (1 percent) due, in part, to additional costs associated with the new EFKA business, the ending of fees from Vantico following the separation of the former Performance Polymers business and additional expenses related to the Company's exposure to financial difficulties in Argentina.

In the first half of 2002, operating income was influenced by several factors, including adverse currency rate changes (operating income rose 17 percent in local currencies), strong cost control, the effects of the "Fit for Growth!" program and changes in the accounting for goodwill amortization as required by U.S. GAAP.

EBITDA increased 6 percent in local currencies in the first half of 2002. In Swiss francs, it totaled CHF 622 million (–6 percent). The EBITDA margin was 16.9 percent of sales (17.1 percent last year), with second quarter EBITDA reaching 17.2 percent of sales.

### Interest Expenses

Interest expense was 15 percent lower than a year ago due to a significant reduction in net debt. However, lower interest rates paid for short-term cash deposits in Switzerland, where a substantial portion of the Company's cash is safely maintained, led to lower interest income, keeping the reduction in net interest expenses to 5 percent.

Interest cover (expressed as operating income divided by net interest expenses) continued to improve in the first half of 2002, reaching 6.6 (compared to 6.3 a year ago).

### Net Income

Net income rose 1 percent, to total CHF 224 million. The net income margin rose from 5.8 percent of sales last year to 6.1 percent of sales in the first half of 2002 (6.2 percent in the second quarter). Lower financial expenses and a reduced provision for income taxes contributed to the result.

Earnings per share, basic and diluted, were CHF 3.30.

### Balance Sheet

Management continued to focus strongly on lowering assets. Inventories were reduced by 21 percent compared to the first half of 2001 and, as a percentage of sales, fell from 24 percent to 20 percent. Receivables were 8 percent lower. Property, plant and equipment were 14 percent lower.

As a result of this focus on asset management, coupled with the continuing attention to generating cash flow, there was a significant reduction in net debt levels in the first half of 2002. Net debt was reduced by CHF 1.5 billion (46 percent) and now totals less than CHF 1.75 billion, ahead of Company targets.

### Cash Flow

Free cash flow, prior to acquisitions and divestments, totaled CHF 277 million for the first half of 2002 (CHF 10 million in 2001). Strong asset management, lower debt and an improvement in operations all contributed.

Cash from operations, before restructuring payments, totaled CHF 493 million, compared to CHF 217 million in the first half of 2001.

Cash from financing activities rose, in large part, due to the sale of treasury stock, which raised CHF 381 million. The Company also distributed CHF 69 million to shareholders through an extraordinary capital reduction, in addition to a dividend payment (CHF 134 million).

## Segment Results

### Plastic Additives

Sales for the Plastic Additives Segment for the first six months of 2002 were 2 percent higher in local currencies as demand improved globally in the plastics industry compared to the previous year. Sales in the second quarter were 7 percent higher in local currencies compared to the first quarter, helped by some advance purchases in anticipation of polymer price increases. Sales totaled CHF 939 million (–3 percent in Swiss francs). Volumes rose 6 percent during the first six months of 2002, while prices fell 4 percent amidst strong market competition.
Sales were up modestly in local currencies in Europe, North and Central America and strong in China. Japan remained weak.

Productivity steadily improved through the first half of the year thanks to a combination of increased demand, lower raw material and utility costs and lower personnel costs.

Nevertheless, profitability could not match the very strong levels achieved in the first half of 2001. EBITDA for the first half of 2002 reached CHF 186 million (19.8 percent of sales) compared to CHF 230 million in the first half of 2001 (23.7 percent of sales). The Segment's margin was within the normally expected range, albeit at the lower end.

Once again, many new products were introduced to both the polymers industry (fungicides, nucleating agents and anti-scorch additives) and the lubricant additives market (antifoamers, demulsifiers and ashless dispersants). The purchase of Melapur, the environmentally friendly, halogen-free flame retardant business from DSM has strengthened the Segment's position in flame retardants. In addition, the U.S. Food and Drug Administration approved two important additives for food packaging. In the second half, the Segment foresees continued high demand of additives for the polymer and lubricant industries.

**Coating Effects**

A solid pickup in demand in the coatings and plastics markets, strong growth in digital printing and liquid crystal displays and a stable U.S. auto market all helped the Coating Effects Segment increase sales by 4 percent in local currencies compared to the first half of 2001. Sales reached CHF 1.002 billion (–1 percent in Swiss francs). In the second quarter alone, sales accelerated substantially (+11 percent in local currencies). In the first half of 2002, volumes were 5 percent higher. Prices declined 3 percent. Sales were strong in Northern and Eastern Europe and Asia-Pacific. Sales in the U.S. rose in local currencies.

Rising demand, tight cost control and a substantial reduction in inventories led to a strong improvement in productivity and profitability. EBITDA totaled CHF 221 million in the first six months of 2002 (22.0 percent of sales) compared to CHF 209 million (or 20.6 percent of sales) during the first half of 2001.

Coating Effects again showed its leadership in the radiation curing market with the introduction of an important new photoinitiator for the ultraviolet radiation curing of inks used in food packaging, thick and highly pigmented coatings and adhesives. The integration of EFKA Additives has led both to increased sales and a broader services offering. Coating Effects anticipates a continuity of demand in its main customer industries in the second half of the year.

**Water & Paper Treatment**

A strong performance in paper barrier effects and color formers in the first six months of 2002, coupled with improved sales in water treatment chemicals toward the end of the first half, helped the Water & Paper Treatment Segment reach last year's level in local currencies. In Swiss francs, sales totaled CHF 724 million (–4 percent). In the second quarter, sales in local currencies remained similar to the first quarter (–2 percent). Volumes rose 2 percent and prices fell by 2 percent during the first half of the year. Sales were particularly strong in China and Southeast Asia, moderate in Europe and weaker in NAFTA.

Tight cost control, coupled with lower personnel and raw material costs, helped drive a considerable improvement in profitability. EBITDA totaled CHF 96 million (13.3 percent of sales), compared to CHF 67 million (8.9 percent of sales) last year.

New water treatment products have been launched, which optimize solid-liquid separation at low dosage levels. Nevertheless, substantial competition and continued weakness in key end-user markets are expected to continue in the second half. On the other hand, the pulp and paper market showed the first signs of improvement toward the end of the second quarter and indications are that a recovery will take hold toward year-end.

**Textile Effects**

The global textile industry remains in a slump, with the wool industry down 12 percent. Sales in local currencies were 5 percent lower. In Swiss francs, sales totaled CHF 816 million (–9 percent ). Textile chemical sales rose slightly, while textile dyes sales were lower. Volumes fell 2 percent in the first six months of 2002 and prices were 3 percent lower. Sales development remained strong in select Asia-Pacific countries.

A strong focus on cost control, lower personnel costs and process efficiency improvements limited margin erosion, with EBITDA for the first half totaling CHF 112 million (13.7 percent of sales) compared to CHF 149 million (16.5 percent of sales) in the first half of 2001. Nevertheless, the Segment generated a strongly improved cash flow, and both sales in local currencies (+11 percent) and profitability were higher in the second quarter, compared to the first quarter.

New, innovative products have been launched both in textile dyes (a patented reactive yellow dye that maintains its brilliance under different light settings) and in textile treatments (a built-in soil release system for synthetic sportswear). Market conditions showed signs of improvement during the second quarter in special effects (oil and water repellency and UV protection), textile printing and in textile dyes (particularly in cellulose dyeing). In the second half of 2002, growth is expected to continue in these select markets. Overall demand, however, is expected to remain sluggish.

## Home & Personal Care

Sales for the first half of 2002 in the Home & Personal Care Segment were 1 percent lower than last year in local currencies. Sales totaled CHF 201 million (–6 percent in Swiss francs). Sales in local currencies rose between the first and second quarters by 4 percent. In the first half of 2002, volumes were steady year over year while prices declined modestly (–1 percent). While whitener sales grew consistently with the underlying market, maintaining market share, they no longer expanded at the exceptionally elevated levels of 2001. Several niche specialty product lines continued to grow at strong double-digit rates. Overall, sales in local currencies were higher in Europe, flat in the Americas and lower in Asia-Pacific.

Lower raw material prices and an improved product mix helped maintain EBITDA at CHF 39 million, the same level achieved in the first half of 2001, despite the lower sales level. The EBITDA margin improved from 18.3 percent of sales to 19.5 percent.

A new photo bleach catalyst for detergents, designed for regions where clothing is dried in the sun, is enjoying strong acceptance. Recently launched antioxidants and UV absorbers continue to experience solid gains. Once again, the Segment's UV absorber product lines received endorsements from members of the medical and scientific communities in May at the global Dermatologist's Clinic in Zurich. In the second half of 2002, demand is expected to increase moderately in the home and personal care markets, with continued strong growth in the niche specialty product areas.

## Outlook 2002

Global market conditions showed first signs of improvement in the first half of 2002, with a noticeable acceleration in the second quarter. The Company expects a further slight recovery of its relevant end user markets in the second half of this year, in spite of risk factors such as the impact of weak stock markets on consumer confidence. Based on these assumptions, the Company expects sales and EBITDA in local currencies to be above the levels of 2001. In Swiss francs, EBITDA should be around last year's level while net income should exceed last year's level, assuming no further worsening of currency exchange rates. Improvements in results are expected both from the effects of a general recovery as well as from the initiatives launched by Ciba Specialty Chemicals early in 2001 to reduce costs and generate cash.

## Forward-Looking Statements

Forward-looking statements and information contained in this Half-Year Report are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

## Consolidated Statements of Income (unaudited)

(in millions of Swiss francs, except share and per share data)

| Six months ended June 30, | Notes | 2002 | 2001[1] |
|---|---|---|---|
| Net sales | | **3 682** | 3 856 |
| Cost of goods sold | | **2 436** | 2 601 |
| **Gross profit** | | **1 246** | 1 255 |
| Selling, general and administrative | | **659** | 655 |
| Research and development | | **148** | 139 |
| Amortization of goodwill | 8 | **0** | 31 |
| Amortization of intangible assets | 4 | **17** | 15 |
| Income from earnings of equity affiliates | | **(4)** | (10) |
| **Operating income** | | **426** | 425 |
| Interest expense | | **(90)** | (106) |
| Interest income | | **26** | 38 |
| Other financial expense, net | | **(29)** | (22) |
| **Income from continuing operations, before income taxes and minority interest** | | **333** | 335 |
| Provision for income taxes | | **100** | 108 |
| **Income from continuing operations, before minority interest** | | **233** | 227 |
| Minority interest | | **(9)** | (7) |
| **Income from continuing operations** | | **224** | 220 |
| Cumulative effects of change in accounting principles, net of tax | 8 | **0** | 2 |
| **Net income** | | **224** | 222 |
| **Per share data** | 7 | | |
| **Basic and diluted earnings per share** | | | |
| Continuing operations | | **3.30** | 3.33 |
| Cumulative effects of changes in accounting principles | | **0.00** | 0.04 |
| Net income per share | | **3.30** | 3.37 |
| **Weighted average shares outstanding** | | | |
| Basic | | **67 893 686** | 66 017 933 |
| Diluted | | **68 010 102** | 66 017 933 |

(1) Effective January 1, 2002, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets". On an adjusted basis, excluding goodwill amortization, the first half 2001 operating income would have been CHF 456 million, income from continuing operations before income taxes and minority interest CHF 366 million, income from continuing operations CHF 251 million, net income CHF 253 million, basic and diluted earnings per share from continuing operations CHF 3.80 per share and basic and diluted net income per share CHF 3.84 per share. See Note 8.

See Notes to Condensed Consolidated Financial Statements

## Consolidated Balance Sheets

(in millions of Swiss francs, except share and per share data)

| | Notes | (unaudited) June 30 2002 | December 31 2001 |
|---|---|---|---|
| **Assets** | | | |
| **Current assets** | | | |
| Cash and cash equivalents | | **2 058** | 1 602 |
| Short-term investments | | **36** | 41 |
| Accounts receivable, net | | **1 219** | 1 066 |
| Inventories | 3 | **1 448** | 1 526 |
| Prepaid and other current assets | | **526** | 592 |
| **Total current assets** | | **5 287** | 4 827 |
| Property, plant and equipment, net | | **3 294** | 3 565 |
| Goodwill | 4 | **1 357** | 1 417 |
| Intangible assets, net | 4 | **704** | 730 |
| Financial investments | | **191** | 193 |
| Other assets | | **960** | 986 |
| **Total assets** | | **11 793** | 11 718 |
| | | | |
| **Liabilities and Shareholders' Equity** | | | |
| **Current liabilities** | | | |
| Accounts payable | | **532** | 490 |
| Short-term debt | | **290** | 316 |
| Income taxes payable | | **128** | 81 |
| Accruals and other current liabilities | | **1 021** | 1 090 |
| **Total current liabilities** | | **1 971** | 1 977 |
| Long-term debt | | **3 542** | 3 678 |
| Deferred income taxes | | **384** | 379 |
| Other liabilities | | **1 566** | 1 688 |
| **Total liabilities** | | **7 463** | 7 722 |
| **Minority interest** | | **88** | 88 |
| **Shareholders' equity** | 6 | | |
| Common stock(1) | | **649** | 721 |
| Additional paid-in capital | | **4 178** | 3 957 |
| Retained earnings | | **16** | (74) |
| Accumulated other comprehensive income | | **(322)** | (240) |
| Treasury stock, at cost(2) | | **(279)** | (456) |
| **Total shareholders' equity** | | **4 242** | 3 908 |
| **Total liabilities and shareholders' equity** | | **11 793** | 11 718 |

(1) Par value CHF 9 per share (December 31, 2001: par value CHF 10 per share), 82 130 117 shares authorized and 72 130 117 shares issued at June 30, 2002 and December 31, 2001.
(2) June 30, 2002: 2 793 411 treasury shares; December 31, 2001: 5 987 947 treasury shares.

See Notes to Condensed Consolidated Financial Statements

## Condensed Consolidated Statements of Cash Flows (unaudited)

(in millions of Swiss francs, except share and per share data)

| Six months ended June 30, | 2002 | 2001 |
|---|---|---|
| Cash flows from continuing operating activities before restructuring payments(1) | 493 | 217 |
| Cash used for restructuring payments | (12) | (13) |
| **Net cash provided by operating activities** | 481 | 204 |
| Cash flows used in investing activities(2)(3) | (83) | (75) |
| Sale (acquisition) of businesses, net of cash(4) | (69) | (109) |
| **Net cash used in investing activities** | (152) | (184) |
| **Cash provided by (used in) financing activities(5)** | 174 | (100) |
| **Effect of exchange rate changes on cash and cash equivalents** | (47) | 3 |
| **Net increase (decrease) in cash and cash equivalents** | 456 | (77) |
| Cash and cash equivalents, beginning of year | 1 602 | 1 179 |
| Cash and cash equivalents, end of June | 2 058 | 1 102 |

(1) Depreciation and amortization during the first six months of 2002 amounted to CHF 196 million (first six months 2001: CHF 234 million).
(2) Investments in property, plant and equipment during the first six months of 2002 amounted to CHF 87 million (first six months 2001: CHF 112 million).
(3) Excludes sale (acquisition) of businesses, net of cash.
(4) Sale (acquisition) of businesses, net of cash, includes cash paid for minor strategic acquisitions and cash payments for separation and transaction taxes attributable to the divestment of the Performance Polymers business.
(5) Includes cash dividends declared and paid (CHF 2.00 per share) in the six months ended June 30, 2002, of CHF 134 million, and in the six months ended June 30, 2001, of CHF 132 million. Also includes a capital reduction payment to the Company's shareholders of CHF 69 million (2001: CHF 0 million) and net cash provided by treasury stock transactions of CHF 381 million (net cash used in 2001: CHF 21 million).

See Notes to Condensed Consolidated Financial Statements

## Condensed Business Segment Data (unaudited)

(in millions of Swiss francs, except share and per share data)

| Six months ended June 30, | 2002 | 2001 |
|---|---|---|
| **Net sales** | | |
| Plastic Additives | 939 | 969 |
| Coating Effects | 1 002 | 1 018 |
| Water & Paper Treatment | 724 | 754 |
| Textile Effects | 816 | 902 |
| Home & Personal Care | 201 | 213 |
| **Total net sales** | 3 682 | 3 856 |
| **Operating income** | | |
| Plastic Additives | 133 | 167 |
| Coating Effects | 171 | 166 |
| Water & Paper Treatment | 52 | 23 |
| Textile Effects | 79 | 116 |
| Home & Personal Care | 26 | 24 |
| Corporate and other expenses | (35) | (40) |
| **Operating income before goodwill amortization** | 426 | 456 |
| Goodwill amortization | 0 | (31) |
| **Total operating income** | 426 | 425 |
| **EBITDA(1)** | | |
| Plastic Additives | 186 | 230 |
| Coating Effects | 221 | 209 |
| Water & Paper Treatment | 96 | 67 |
| Textile Effects | 112 | 149 |
| Home & Personal Care | 39 | 39 |
| Corporate | (32) | (35) |
| **Total EBITDA(1)** | 622 | 659 |

(1) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

In the first half of 2001, the Company implemented a new organizational structure which created five segments focused on specific customer markets. The five reporting segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. The Company's reportable segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies.

The same accounting policies are consistently applied across the Company. The Company evaluates the performance of its reportable segments based on operating income before restructuring and special charges, corporate related items, and certain other net expenses not allocated to reportable segments. All intersegment sales between subsidiaries are based on market price.

The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment's products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and lubricants. The service business adds value to customers by providing solutions in product applications.

Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and lightstabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, synthetic pigments, pigment and additive concentrates for the coatings, printing, imaging, electronic, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, construction, photographic and digital printing industries.

## Condensed Business Segment Data (unaudited)

(in millions of Swiss francs, except share and per share data)

The segment Water & Paper Treatment serves the paper and water treatment industries. The Segment offers products and services to the global paper and board industry focused on increasing mill productivity as well as 'effect chemicals' which provides solutions for its customers in order to determine appearance, handling and performance of the paper or board. The Segment also offers products and services used to process industrial and municipal effluents and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers.

The segment Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment's products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

The segment Home & Personal Care is one of the leading global manufacturers of whiteners and a leading supplier of antimicrobials to the personal care market. It develops, manufactures and markets products for home and personal care end-use industries. Among its broad product offerings are whiteners for detergents, hygiene effects for a variety of home and personal care products, UV absorbers for sunscreens and innovative hair dyes.

In 2002, the Company implemented Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets" (see Note 8). As a result of adopting this standard, the Company reclassified certain goodwill and intangible assets to the segments that were previously reported as corporate items and not allocated to the segments.
In addition, the Company reclassified the 2001 goodwill amortization that was previously allocated to the segments to corporate and reclassified intangible amortization from corporate to the segments corresponding to the intangible asset reclassification. The amounts reported for 2001 have been reclassified to conform to the 2002 presentation.

See Notes to Condensed Consolidated Financial Statements

## Notes to Condensed Consolidated Financial Statements (unaudited)

### 1. Basis of presentation

These condensed consolidated financial statements have been prepared from the unaudited records of Ciba Specialty Chemicals Holding Inc. and its subsidiaries (the "Company") in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") for interim financial information and accordingly, do not include all information and footnotes required by U.S. GAAP for complete financial statements. For further information refer to the Notes to Consolidated Financial Statements included in the Financial Review of the 2001 Annual Report. In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated statements of income, balance sheets and condensed cash flows for the interim periods presented.

Beginning in 2002, minority interest is no longer reported as a component of financial expense, net and is reported separately on the consolidated statements of income. On the consolidated balance sheets, minority interest is no longer classified with liabilities, but rather presented as a separate line after total liabilities and before shareholders' equity. Reclassifications have been made to the 2001 consolidated financial statements to conform to the 2002 presentations.

In accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets", effective January 1, 2002, the Company is required to present goodwill as a separate line item on the consolidated balance sheet. Previously the Company had presented goodwill and intangibles together on a single line on the consolidated balance sheet. In addition, certain reclassifications were made to separately report amortization of goodwill and amortization of intangible assets in the income statement (see Note 8). The amounts reported for 2001 have been reclassified to conform to the 2002 presentation.

Certain other reclassifications to the 2001 financial statements have been made to conform to the 2002 presentation.

### 2. Acquisitions and divestitures

**Minor acquisitions and divestments**

In May 2002, the Company purchased Melapur B.V. ("Melapur") from DSM for CHF 22 million (euro 15 million). Melapur is a provider of halogen-free melamine-based flame retardants. If the Melapur business reaches certain sales milestones over the next three years, additional purchase consideration of up to CHF 5 million (euro 3.5 million) will be paid to the sellers.
The Company is in the process of completing the valuation of the intangible assets acquired and expects completion of the valuation in the second half of 2002. The results of operations for Melapur have been included in the Company's statement of income from the date of acquisition. The business acquired will expand the range of flame retardants of the Plastic Additives Segment.

In June 2001, the Company completed the acquisition of Efka Additives B.V. ("Efka"), a manufacturer of additives for the coatings and inks industries, for a total purchase price of approximately CHF 65 million. The acquisition was accounted for under the purchase method of accounting with the resulting intangibles being amortized over a weighted average of 11 years. The results of operations for Efka have been included in the Company's statement of income from the date of acquisition. The business acquired will expand the service element and the high added value products for the Coating Effects Segment.

In March 2001, the Company sold its 50 percent interest in TFL Ledertechnik GmbH & Co. KG for net proceeds of CHF 62 million.
The net proceeds received approximated the carrying value of the investment at the date of sale.

(in millions of Swiss francs, except share and per share data)

## 3. Inventories

| | (unaudited) June 30, 2002 | December 31, 2001 |
|---|---|---|
| Raw materials | **207** | 180 |
| Work in process and finished goods | **1 297** | 1 412 |
| Allowance for obsolete and slow moving inventory | **(56)** | (66) |
| **Total** | **1 448** | 1 526 |

## 4. Goodwill and intangible assets

Intangible assets by major class consisted of the following as of June 30, 2002:

| June 30, 2002 | Gross carrying value | Accumulated amortization | Net carrying value |
|---|---|---|---|
| Patents | 46 | (5) | 41 |
| Trademarks and tradenames | 2 | 0 | 2 |
| Developed technology/Know-how | 751 | (111) | 640 |
| Minimum pension liability | 19 | – | 19 |
| Other intangibles | 2 | 0 | 2 |
| **Total** | **820** | **(116)** | **704** |

Intangible assets by major class consisted of the following as of December 31, 2001:

| December 31, 2001 | Gross carrying value | Accumulated amortization | Net carrying value |
|---|---|---|---|
| Patents | 36 | (3) | 33 |
| Trademarks and tradenames | 2 | 0 | 2 |
| Developed technology/Know-how | 774 | (103) | 671 |
| Minimum pension liability | 22 | – | 22 |
| Other intangibles | 2 | 0 | 2 |
| **Total** | 836 | (106) | 730 |

For the first six months of 2002, amortization of intangibles amounted to CHF 17 million (2001: CHF 15 million). Based on the intangible asset values at June 30, 2002, the estimated annual intangible amortization expense is expected to be as follows: 2002: CHF 33 million, 2003: CHF 32 million, 2004: CHF 32 million, 2005: CHF 32 million, 2006: CHF 32 million, 2007 and thereafter CHF 541 million.

Changes in the carrying amount of goodwill by Segment from December 31, 2001 to June 30, 2002 were as follows:

| | As reported Dec. 31, 2001 | Reclass to Segments | Reclassified Dec. 31, 2001 |
|---|---|---|---|
| Plastic Additives | 20 | 0 | 20 |
| Coating Effects | 70 | 128 | 198 |
| Water & Paper Treatment | 7 | 984 | 991 |
| Textile Effects | 0 | 166 | 166 |
| Home & Personal Care | 1 | 41 | 42 |
| Corporate | 1 319 | (1 319) | 0 |
| **Total** | 1 417 | 0 | 1 417 |

| | Reclassified Dec. 31, 2001 | Foreign Currency Translation Adjustments | Other Changes[(1)] | June 30, 2002 |
|---|---|---|---|---|
| Plastic Additives | 20 | (2) | 4 | **22** |
| Coating Effects | 198 | (10) | 0 | **188** |
| Water & Paper Treatment | 991 | (43) | 0 | **948** |
| Textile Effects | 166 | (8) | 0 | **158** |
| Home & Personal Care | 42 | (1) | 0 | **41** |
| Corporate | 0 | 0 | 0 | **0** |
| **Total** | 1 417 | (64) | 4 | **1 357** |

(1) Other changes represents a reclassification from intangibles.

## 5. Restructuring

The restructuring accrual at January 1, 2002 and June 30, 2001 relates to the 2000 restructuring projects, announced in the second half of 2000. These programs comprised primarily the restructuring of certain operations of the Water & Paper Treatment segment in the United States (mainly relating to the closure of a manufacturing facility), the reorganization of the Company's administration functions in Southern Europe and the reduction of personnel, principally at a Plastic Additives and Home & Personal Care manufacturing facility in the United States. Severance costs incurred in 2000 relate to the elimination of approximately 238 full-time equivalents ("FTEs") in the United States and Southern Europe, principally in the administration, sales and marketing functions and, in addition, the manufacturing functions in the United States. The terminations and costs related to these restructuring programs were completed during 2002.

The costs and activity associated with the prior year restructuring programs are summarized below:

| 2002 | Severance costs | Other costs | Total |
|---|---|---|---|
| Balance at January 1, 2002 | 5 | 7 | 12 |
| Amounts utilized[(1)] | (5) | (7) | (12) |
| **Balance at June 30, 2002** | **0** | **0** | **0** |

| 2001 | Severance costs | Other costs | Total |
|---|---|---|---|
| Balance at January 1, 2001 | 30 | 22 | 52 |
| Amounts utilized[(1)] | (14) | (12) | (26) |
| **Balance at June 30, 2001** | 16 | 10 | 26 |

(1) Includes currency adjustments.

## 6. Shareholders' equity

At the Company's Annual General Meeting on March 22, 2002, the shareholders voted in favor of a proposal made by the Board of Directors to pay to the Company's shareholders an unchanged dividend of CHF 2 per share, based on 2001 results. Additionally, the shareholders approved an extraordinary payment to the shareholders in the form of a capital reduction of CHF 1 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 10 per share to CHF 9 per share. The Company paid the dividend on March 27, 2002, which totaled CHF 134 million (2001: CHF 132 million paid on March 28, 2001) and paid the capital reduction on June 28, 2002, which totaled CHF 69 million.

The Company sold, net of purchases, 3 194 536 shares of treasury stock in the first half of 2002 (purchased, net of sales, 60 056 shares in the first half

(in millions of Swiss francs, except share and per share data)

of 2001) at market prices or, in the instance of sales of treasury stock in connection with the Company's employee stock plans, at the respective exercise prices.

The components of accumulated other comprehensive income as per the accompanying Consolidated Balance Sheets are as follows:

| | (unaudited) June 30, 2002 | December 31, 2001 |
|---|---|---|
| Currency translation adjustment | **(285)** | (199) |
| Unrealized losses on available-for-sale securities, net of tax | **(18)** | (23) |
| Minimum pension liability, net of tax | **(20)** | (19) |
| Other, net of tax | **1** | 1 |
| **Accumulated other comprehensive income** | **(322)** | (240) |

The components of comprehensive income for the six month period ended June 30, 2002 and 2001 are as follows:

| Six months ended June 30, | **2002** | 2001 |
|---|---|---|
| Net income | **224** | 222 |
| Change in currency translation adjustment | **(86)** | 28 |
| Change in unrealized loss on available-for-sale securities, net of tax | **5** | 13 |
| Change in minimum pension liability, net of tax | **(1)** | 0 |
| **Total comprehensive income** | **142** | 263 |

**7. Earnings per share**

For the six months ended June 30, 2002 and 2001, the calculation of diluted earnings per share excluded the assumed conversion of the 1.25% convertible bonds, issued July 1998, due July 2003, as their inclusion would have been antidilutive.

In 2002, the difference of 116 416 in the weighted average number of shares outstanding (2001: 0) for the purposes of computing the diluted earnings per share were due to the inclusion of the dilutive effect of previously granted stock options with exercise prices between CHF 108 and CHF 115, as their exercise prices were less than the average market price of the Company's shares for the six-month period ended June 30, 2002. The calculation of diluted earnings per share excluded 405 486 stock options outstanding in 2002 (2001: 1 556 218 options), which have exercise prices between CHF 165 and CHF 183 (2001: CHF 108 and CHF 183), as their exercise prices were greater than the average market price of the Company's shares for the six month period.

In 2002 and 2001, there was no material difference between basic and diluted earnings per share.

**8. Change in accounting policy and new accounting standards**

**Change in accounting policy**

*Goodwill and Other Intangible Assets*

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed annually for impairment. Other identifiable intangibles will continue to be amortized to earnings over their estimated useful lives. The amortization of goodwill ceases upon the adoption of SFAS No. 142. The standard was required to be adopted as of July 1, 2001 for any goodwill acquired in an acquisition completed after June 30, 2001. For all other existing goodwill, the new standard was required to be adopted as of January 1, 2002. The Company fully adopted this statement as of January 1, 2002. An initial impairment test of goodwill was required to be performed as of January 1, 2002. The Company completed the initial transition impairment test and determined that its reported goodwill is not impaired.

The following is a reconciliation of previously reported financial information to the adjusted basis amounts excluding goodwill amortization, which is no longer required under SFAS No. 142:

| | June 30, 2001 | | | **June 30,** |
|---|---|---|---|---|
| | As reported | Goodwill amortization | Adjusted basis | **2002** |
| Operating income | 425 | 31 | 456 | **426** |
| Income from continuing operations, before taxes and minority interest | 335 | 31 | 366 | **333** |
| Income from continuing operations, before minority interest | 227 | 31 | 258 | **233** |
| Income from continuing operations | 220 | 31 | 251 | **224** |
| **Net income** | 222 | 31 | 253 | **224** |
| **Basic and diluted earnings per share** | | | | |
| Continuing operations | 3.33 | 0.47 | 3.80 | **3.30** |
| **Net income per share** | 3.37 | 0.47 | 3.84 | **3.30** |

*Derivative Financial Instruments*

Effective January 1, 2001, the Company adopted the FASB SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities. These statements expand the previous accounting definition of derivatives to include embedded derivatives and many commodity contracts. Under the statement, all derivatives, such as interest rate swap contracts and foreign exchange contracts, are recorded in the balance sheet as either an asset or liability and are measured at their fair market values. The accounting for gains or losses from changes in the derivative's fair market value depend on whether it has been designated and qualifies as part of a hedging relationship as well as on the type of hedging relationship. Upon adoption of these statements, the Company, in 2001, recorded a net transition adjustment gain after taxes of CHF 2 million in net income. The adoption did not have any effect on accumulated other comprehensive income.

(in millions of Swiss francs, except share and per share data)

### New accounting standards

*Accounting for asset retirement obligations*

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is required to adopt this new standard as of January 1, 2003, and currently does not expect the adoption to have a material effect on its results of operations and financial position.

*Recission of FASB Statements No. 4, 44, and 64, amendments to SFAS No. 13, and technical corrections*

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements".

The recission of SFAS No. 4 and SFAS No. 64 eliminates the requirement to report material gains and losses from the extinguishment of debt as an extraordinary item in the statement of income that are not unusual or infrequent in nature. The recission of SFAS No. 44 is not relevant to the Company. The Company is required to adopt the provisions of these recissions as of January 1, 2003 and does not expect the adoption to have a material effect on the results of its operations and financial position.

The amendment to SFAS No. 13 "Accounting for Leases" eliminated an inconsistency between required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company is required to and has adopted these provisions for transactions occurring after May 15, 2002. There was no impact on the Company's results of operations and financial position upon adoption.

Certain other existing authoritative pronouncements have been amended to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company is required to adopt these provisions as of January 1, 2003 and does not expect the adoption to have a material effect on the results of its operations and financial position.

### 9. Contingencies

#### Contingencies

The Company operates in countries where political, economic, social, and legal developments could have an impact on the operational activities. The effects of such risks on the Company's results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying condensed consolidated financial statements.

In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental, and health and safety matters. In connection with its Toms River, New Jersey site in the United States, the Company has been named as a defendant in several actions (see "Environmental matters" below). Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that this matter will not have any adverse material effect in relation to its business, financial position or results of operations.

#### Taxes

In their tax audit of the Company's operations in Grenzach, Germany, the German tax authorities have made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management is of the opinion that the total liability owed is the responsibility of Novartis. In 2001, arbitration proceedings were initiated by Novartis against the Company in relation to this matter. In management's opinion, the ultimate outcome of this matter will not have a material adverse effect on the financial position or overall trends in the results of operations of the Company.

#### Environmental Matters

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company's policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. In management's opinion, the Company substantially complies with all such laws.

In the agreement on the Company's spin-off from Novartis, Novartis agreed to reimburse the Company 50% of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company's assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).

The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated.

Clean-up of the most significant sites has been or is nearly completed, except for two major sites where remediation measures are still in discussion, as described in the following paragraphs.

At its Toms River, New Jersey remediation site the Company agreed with the United States Environmental Protection Agency ("US EPA") to implement the selected remedy, which involves design and construction of a large bio-remediation project over the next eight to ten years. Based on management's current estimates, the Company's environmental provisions are adequate to cover the expected costs to complete this remediation plan.

In connection with the former operation of the Ciba-Geigy plant in Toms River, the Company and two other companies were contacted by attorneys representing the interests of approximately 70 families, each of which has or had a child with cancer. These families claimed that the cancer was caused by exposure to contaminated drinking water and that the contamination was partly caused by the fomer operations at the plant. All parties engaged themselves in informal dispute resolution proceedings over the past 4 years, which led to a settlement in 2001. The total amount owed by the Company has been sufficiently provided for in its environmental provision and will not have a material adverse effect on the Company's financial position or results of operations.

In 2000, several actions were filed against the Company's subsidiary in the United States in New Jersey state court seeking medical monitoring as well as payment of damages for alleged personal injuries and property damage. The individual plaintiffs in these suits claim that the manufacturing operations at the Toms River plant from 1952 through its closure in 1996 are linked to and caused their damages. None of these plaintiffs were involved in the settlement described in the preceding paragraph. These cases are in the discovery stage of litigation. Settlement negotiations relating to a majority of these cases are ongoing.

The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The remediation effort could require up to fifteen years to complete. In management's opinion, based on the current remediation plans, the Company's environmental provisions are adequate to cover the Company's share of the expected costs to complete the remediation at this site.

The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company's obligation to indemnify is unlimited in time or amount. Novartis' environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

In management's opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company's operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations.

**Ciba Specialty Chemicals Inc.**
Klybeckstrasse 141
CH-4002 Basel
Switzerland
Tel. +41 61 636 1111
Fax +41 61 636 1212

**Internet Address**
www.cibasc.com

**Group Communications**
For media inquiries,
please contact:

**Headquarters**
**Switzerland**
Thomas Gerlach
Tel. +41 61 636 4444
Fax +41 61 636 3019

**United States**
Kevin Bryla
Tel. +1 914 785 2692
Fax +1 914 785 2211

**Japan**
Chisato Akamatsu
Tel. +81 3 5403 8220
Fax +81 3 5403 8223

**Singapore**
Carolyn Lo
Tel. +65 890 6130
Fax +65 890 6107

**United Kingdom**
Sally Seed
Tel. +44 1625 888 288
Fax +44 1625 619 002

**Investor Relations**
For investor or analyst
inquiries, please contact:

**Headquarters**
**Switzerland**
Matthias A. Fankhauser
Tel. +41 61 636 5081
Fax +41 61 636 5111

Rico Wiedenbruch
Tel: +41 61 636 5084
Fax: +41 61 636 5111

**Share Register**
To report shareholder
address or other changes,
please contact:

**Share Register**
Ciba Specialty Chemicals
Holding Inc.
P.O. Box
CH-4002 Basel
Switzerland
Tel. +41 61 636 2922 or
+41 61 636 5791
Fax +41 61 636 5243

This report is published in both English and German.

Ciba Specialty Chemicals Inc.

Klybeckstrasse 141
CH-4002 Basel
Switzerland

Ciba

Value beyond chemistry